Exhibit 12.1

salesforce.com, inc.

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Year ended January 31,
	2018	2017	2016	2015	2014
Fixed charges:
Interest expense on capital leases	32,980	39,416	32,315	23,176	16,186
Interest on unresolved tax issues	(416)	217	1,330	1,253	647
Interest on debt payments	22,890	19,027	11,546	8,861	9,611
Capitalized interest	0	0	824	801	560
Amortization of amounts related to debt and transaction costs	31,267	30,541	27,467	39,620	49,582
Operating leases rent expense for space	147,922	115,844	93,007	109,377	94,820
Estimate of interest within operating leases for space	44,377	34,753	27,902	32,813	28,446
Total rent expense	285,200	226,000	174,600	162,800	123,600
Estimate of interest within operating leases for equipment	6,864	5,508	4,080	2,671	1,439
Fixed charges	137,962	129,462	105,464	109,195	106,471

Earnings:
Pre-tax income (loss)	202,108	25,383	64,279	(213,085)	(357,935)
Fixed charges	137,962	129,462	105,464	109,195	106,471
Amortization of capitalized interest	379	557	700	548	526
Equity method accounting losses	2,965	0	0	0	476
Capitalized interest	0	0	(824)	(801)	(560)
Earnings	343,414	155,402	169,619	(104,143)	(251,022)

Ratio of earnings to fixed charges	2.5x	1.2x	1.6x	N/A	N/A

Earnings before fixed charges were inadequate to cover total fixed charges by approximately $104.1 million and $251.0 million for the fiscal years ended January 31, 2015 and 2014, respectively.